

SEC[illegible] 07008364 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2006 (MM/DD/YY) AND ENDING 10/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. Central Exressway, Suite 107
(No. and Street)

Richardson (City) Texas (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Carlos Gonzalez (646) 519-8024 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfied (City) Michigan (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

RECEIVED DEC 27 2007 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Carlos Gonvalez Navarro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM Group, Inc., as of October 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Jose Carlos Gonzalez Navarro,
Exective Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

New York State
County of NY
on Dec 24. 2007

PHILIPPE HANNA
Notary Public, State of New York
No. 01HA6100743
Qualified in New York
Commission Expires

GWM GROUP, INC.
Audit Report
October 31, 2007

GWM Group, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended October 31, 2007
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

October 31, 2007

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

December 21, 2007

Board of Directors
GWM Group, Inc.
777 S. Central Suite 107
Richardson , TX 75080

I have audited the accompanying balance sheet of GWM Group, Inc. , as of October 31, 2007, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of GWM Group, Inc. as of October 31, 2007, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or IIA of the focus report as required under Rule 15c3-1.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2007

ASSETS

CURRENT ASSETS		
Cash In Bank	$	4,822.01
Cash in Bank		27,236.13
Accounts Receivable		97,937.97
Total Current Assets		129,996.11
PROPERTY AND EQUIPMENT		
Equipment		14,401.00
Less: Accumulated Depreciation		(14,401.00)
TOTAL ASSETS	$	129,996.11

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Commission Payable	$ 67,118.74
Total Current Liabilities	67,118.74
LONG-TERM LIABILITIES	
Total Liabilities	67,118.74
STOCKHOLDERS' EQUITY	
Capital Stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued, 665 outstanding	665.00
Paid in Excess	25,191.00
Retained Earnings	49,983.37
	75,839.37
Less: Cost of Treasury Stock	(12,962.00)
Total Stockholders' Equity	62,877.37
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 129,996.11

See Accountant's Audit Report

GWM Group, Inc.
INCOME STATEMENT

	12 Months Ended October 31, 2007
Sales	
Commissions Earned	$ 952,202.20
Other Income	35,075.00
Interest Income	1,155.76
Less Returns & Allowances	0.00
Total Sales	988,432.96
Gross Profit	988,432.96
Operating Expenses	
Communication Expense	16,892.57
Bank Service Charges	776.50
Continuing Legal Education	45.00
Commission Expense	829,907.36
Gifts	12.19
Insurance - Fidelity	478.00
Insurance - SIPC	150.00
Advertising	6,929.03
Recruiting Ads	125.00
Licenses	103.73
Fee & Licenses	5,462.00
Compliance Costs	45.00
Miscellaneous	61.50
Other Expense	1,034.41
Postage and Delivery	342.09
Contract Labor	13,616.94
Rent	19,740.00
Telephone	322.81
Meals	2,093.92
Travel	4,961.34
Communication Expense	1,061.03
Office Supplies	8,315.18
Computer Supplies	750.00
Office Expense	23,930.00
Payroll Expenses	2,126.28
Professional Fees	20,050.00
Total Operating Expenses	959,331.88
Operating Income (Loss)	29,101.08
Net Income (Loss)	$ 29,101.08

GWM GROUP, INC.
SCHEDULE OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2007

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance at November 1, 2005	$ 1,000	$ 244	$ 20,882	$ 22,126
Net Loss of the year ended Ocotber 31, 2006	-	-	29,101	29,101
Capital Transactions	(335)	11,985	-	11,650
Balance at October 31, 2006	$ 665	$ 12,229	$ 49,983	$ 62,877

See Accountants' Audit Report

GWM Group, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended October 31, 2007	
Beginning of Period	$	20,882.29
Plus: Net Income	$	29,101.08
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	49,983.37

See Accountant's Audit Report

GWM Group, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended October 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 29,101.08
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	67,118.74
Accrued Liabilities	0.00
Total Adjustments	67,118.74
Net Cash Provided By (Used in) Operating Activities	96,219.82
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	96,219.82
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,776.29
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 129,996.11

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2007

1. **Organization and Summary of Significant Accounting Policies**

(a) **Nature of Operations**

The Company was incorporated on February 2, 1997 to conduct business as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company does not maintain discretionary accounts for its customers.

Securities transactions (and related commission revenues and expenses) are recorded on a settlement-date basis.

(b) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed certain limits.

(c) **Accounts Receivable**

Accounts receivable included amounts due form Westminster Securities Corporation; the entire amount was considered fully collectible; therefore, it was not considered necessary to carry an amount for allowance for doubtful accounts.

(c) **Property, Furniture and Equipment**

Property, furniture and equipment are recorded at cost. Depreciated is calculated using the straight-line method over the estimated useful life of assets, ranging from seven years for furniture and fixtures to five years for equipment, and three years for computer related items.

(d) **Income Taxes**

The Company provides for federal income taxes currently payable, and significant deferred income taxes resulting from temporary differences between the carrying value of assets and liabilities for financial reporting and Federal income tax reporting purposes.

(e) **Cash Flows**

For purposes of the statement of cash flows, cash includes cash and cash equivalents.

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2007

(f) <u>Common Stock</u>

The Company is authorized to issue 1,000,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

(1) Organization and Summary of Significant Accounting Policies

(g) <u>Use of estimates</u>

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions, and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) <u>Concentration of Credit Risk</u>

Concentrations of credit risk consist of cash. The Company maintains cash balances at quality financial institutions and limits the amount of exposure at any on financial institution.

(2) Property, Furniture and Equipment

Property, furniture and equipment are composed of the following at October 31, 2007:

Furniture and Fixtures	$ 3,900
Equipment	10,501
	14,401
Accumulated Depreciation	14,401
Net property, furniture and equipment	$ 0

Depreciation expense for the year ended October 31, 2007 was $0, and is included as a component of operating expenses in the accompanying financial statements.

(3) Income Taxes

There is no provision of any income tax expense or benefit, or any income taxes receivable or payable or deferred tax accounts in the accompanying financial statements due to the insignificant amounts relating to such accounts.

(4) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Securities and Exchange Commission Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the

clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(5) Subordinated Liabilities

There are no liabilities which were subordinated to the claims of general creditors as of October 31, 2007, or at any time during the year ended October 31, 2007.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended October 31, 2007

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2007

Computation of Net Capital

Total stockholder's equity:	$62,877
Nonallowable assets:	
Property, furniture and equipment, net	-
Net allowable capital	62,877

Computation of Basic Net Capital Requirement

Minimum net capital required	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 57,877

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of October 31, 2007

Net Capital per audited report	$57,877
Difference	-
Reconciled Difference	$ -

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2007

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firms are Southwest Securities, Inc., and through a piggy-back arrangement with Westminster Securities, Inc., Pershing Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at November 1, 2006	$ -
Additions	-
Reductions	-
Balance of such claims at October 31, 2007	$ -

REPORT ON INTERNAL CONTROL

For the year Ended October 31, 2007

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

December 21, 2007

Board of Directors
GWM Group, Inc.
777 S. Central Suite 107
Richardson, TX 75080

In planning and performing my audit of the financial statements and supplemental schedules of GWM Group, Inc. for the year ended October 31, 2007, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from authorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at October 31, 2007, to meet the SEC's objectives.

This report in intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

END